UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Exterran Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

30225N 105

(CUSIP Number)

Donald C. Wayne
16666 Northchase Dr.
Houston, Texas 77060
Telephone: (281) 836-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exterran Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,582,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,582,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
23,582,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exterran General Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,582,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,582,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
23,582,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exterran Energy Solutions, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,582,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,582,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
23,582,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EXH MLP LP LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,582,056

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,582,056

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
23,582,056

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.5%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EXH GP LP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exterran GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC; CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Exterran General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC; CO

Item 1. Security and Issuer

     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Exterran Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 16666 Northchase Dr., Houston, Texas 77060.

Item 2. Identity and Background

     (a) This Schedule 13D is filed by (i) Exterran Holdings, Inc., a Delaware corporation (“EXH”), (ii) Exterran General Holdings LLC, a Delaware limited liability company (“EGHLLC”), (iii) Exterran Energy Solutions, L.P., a Delaware limited partnership (“EESLP”), (iv) EXH MLP LP LLC, a Delaware limited liability company (“MLP LP”), (v) EXH GP LP LLC, a Delaware limited liability company (“EXH GP”), (vi) Exterran GP LLC, a Delaware limited liability company (“Exterran GP”), and (vii) Exterran General Partner, L.P., a Delaware limited partnership (the “General Partner” and, together with EXH,  EGHLLC,  EESLP, MLP LP, EXH GP and Exterran GP, the “Reporting Persons”).

     EXH is a publicly traded company and is the sole member of EGHLLC and sole limited partner of EESLP, which is the sole member of MLP LP, EXH GP and Exterran GP. EXH GP and Exterran GP are the sole limited partner and general partner, respectively, of the General Partner. The General Partner is the general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

     (b) The business address of MLP LP and EXH GP is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. The business address of each other Reporting Person is 16666 Northchase Dr., Houston, Texas 77060.

     (c) EXH, together with its subsidiaries, provides sales, operations, maintenance, fabrication, service and equipment for oil and gas production, processing and transportation applications. The principal business of EXH is to be the sole member of EGHLLC and limited partner of EESLP. The principal business of EESLP is to be an operating company of EXH and to hold the equity interests in other entities, including all of the membership interests in MLP LP, EXH GP and Exterran GP. The principal business of MLP LP is to hold common units in the Issuer. The principal businesses of EXH GP and Exterran GP are to be the sole limited partner and general partner, respectively, of the General Partner. The principal business of the General Partner is to be the general partner of the Issuer and manage the business and affairs of the Issuer and to hold the general partner units and incentive distribution rights in the Issuer.

     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Not applicable.

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    As of November 11, 2011, , all of the remaining 3,162,500 subordinated units converted into common units of the Issuer on a one-for-one basis  following satisfaction of certain financial tests for termination of the subordination period under the Partnership Agreement discussed in Item 6 below.

  On March 31, 2013, pursuant to a Contribution, Conveyance and Assumption Agreement, the Issuer and its subsidiaries acquired assets from EXH and certain of its subsidiaries, consisting of customer contracts serving approximately 50 customers together with 360 compressor units used to provide compression services under those contracts. The consideration paid to EXH’s affiliates consisted entirely of the Issuer’s equity, composed of 7,123,527 common units issued to MLP LP and 144,644 general partner units issued to the General Partner.  The foregoing description of the Contribution, Conveyance and Assumption Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution, Conveyance and Assumption Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 8, 2013, which exhibit is incorporated in its entirety herein.

  On April 17, 2015, pursuant to a Contribution, Conveyance and Assumption Agreement, the Issuer and its subsidiaries acquired assets from EXH and certain of its subsidiaries, consisting of customer contracts serving 60 customers together with 244 compressor units used to provide compression services under those contracts. The consideration paid to EXH’s affiliates consisted entirely of the Issuer’s equity, composed of 3,963,138 common units issued to MLP LP and 80,341 general partner units issued to the General Partner.  The foregoing description of the Contribution, Conveyance and Assumption Agreement does not purport to be complete and is qualified in its entirety by reference to the Contribution, Conveyance and Assumption Agreement filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2015, which exhibit is incorporated in its entirety herein.

4. Purpose of Transaction

     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions.     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

     (a) On September 13, 2010, MLP LP sold 5,290,000 common units at a price of $21.60 per common units a registered offering pursuant to an underwriting agreement.  The amount of common units sold in the offering includes 690,000 common units that were sold pursuant to the exercise of the undewriters’ option to purchase additional common units.  On March 4, 2011, MLP LP sold 5,914,466 common units at a price of $28.65 per common units a registered offering pursuant to an underwriting agreement.  The amount of common units sold in the offering includes 664,466 common units that were sold pursuant to the exercise of the undewriters’ option to purchase additional common units.  The foregoing descriptions of the underwriting agreements do not purport to be complete and are qualified in their entirety by reference to the underwriting agreements filed as Exhibits 1.1 to the Issuer’s Current Report on Form 8-K filed on September 9, 2010 and Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 26, 2011, respectively, both of which exhibits are incorporated in their entirety herein.

In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

     (b) None.

     (c) None.

     (d) The General Partner is not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of Exterran GP, which is the general partner of the General Partner, or directly or indirectly participate in the Issuer’s management or operation. Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EESLP, as the sole member, has the right to elect the members of the board of directors of Exterran GP.

     (e) EXH, as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.

     (f) None.

     (g) None.

     (h) None.

     (i) None.

     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future.

     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.

     The Partnership Agreement is hereby incorporated in its entirety in this Item 4 by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008.

Item 5. Interest in Securities of the Issuer

     (a) (1) Each of EXH and EGHLLC as indirect owners of MLP LP, and EESLP, as direct owner of MLP LP, may be deemed to be the beneficial owner of the 23,582,056 common units reported herein, which represents approximately 39.5% of the outstanding common units of the Issuer (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 59,666,710 common units outstanding as of April 21, 2015.

          (2) MLP LP is the record and beneficial owner of the common units reported herein.

          (3) Exterran GP and EXH GP, as the general partner and sole limited partner, respectively, of the General Partner, each may be deemed to beneficially own 1,209,562 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

          (4) The General Partner does not beneficially own any common units of the Issuer. The General Partner owns 1,209,562 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.

          (5) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.

     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

     (c) Except as described in this Item 5(c), Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

     The underwriting agreements described in Item 4(a) are qualified in their entirety by reference to the underwriting agreements filed as Exhibits 1.1 to the Issuer’s Current Report on Form 8-K filed on September 9, 2010 and Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on May 26, 2011, respectively, both of which exhibits are incorporated in their entirety in this Item 6.  The Contribution, Conveyance and Assumption Agreements described in Item 3 are qualified in its entirety by reference to the Contribution, Conveyance and Assumption Agreements filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 8, 2013 and Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 20, 2015, which exhibits are incorporated in their entirety in this Item 6.

     Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

     The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right and allocations of profits and losses to the partners.

     Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EESLP, as the sole member, has the right to elect the members of the board of directors of Exterran GP, which is the general partner of the General Partner.

     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Agreement of Limited Partnership of the Issuer filed as Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Amended and Restated Limited Liability Company Agreement of Exterran GP as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2006, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

99.1
Contribution, Conveyance and Assumption Agreement, dated March 7, 2013, by and among Exterran Holdings, Inc., Exterran General Holdings LLC, Exterran Energy Solutions, L.P., EES Leasing LLC, EXH GP LP LLC, Exterran GP LLC, EXH MLP LP LLC, Exterran General Partner, L.P., EXLP Operating LLC, EXLP Leasing LLC and Exterran Partners, L.P. (incorporated by reference to to the Issuer’s Current Report on Form 8-K filed with the Commission on March 8, 2013).

99.2
Contribution, Conveyance and Assumption Agreement, dated April 17, 2015, by and among Exterran Holdings, Inc., Exterran Energy Solutions, L.P., EES Leasing LLC, EXH GP LP LLC, Exterran GP LLC, EXH MLP LP LLC, Exterran General Partner, L.P., EXLP Operating LLC, EXLP Leasing LLC and Exterran Partners, L.P (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2015).

99.3
Underwriting Agreement, dated as of September 8, 2010, by and among Exterran Partners, L.P., Exterran Holdings, Inc., Exterran GP LLC, Exterran General Partner, L.P., EXH MLP LP LLC and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2010).

99.4
Underwriting Agreement, dated as of March 1, 2011, by and among Exterran Partners, L.P., Exterran Holdings, Inc., Exterran GP LLC, Exterran General Partner, L.P., EXH MLP LP LLC and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 4, 2011).

99.5
First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.6
Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.7	Joint Filing Statement (incorporated by reference to Exhibit 99.3 to Schedule 13D (Amendment No. 2) filed on September 16, 2010).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: April 27, 2015

EXTERRAN HOLDINGS, INC.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN GENERAL HOLDINGS LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN ENERGY SOLUTIONS, L.P.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXH MLP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

EXH GP LP LLC
By:	/s/ Pamela Jasinski
	Name:	Pamela Jasinski
	Title:	Manager

EXTERRAN GP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

EXTERRAN GENERAL PARTNER, L.P.
By:	Exterran GP LLC, its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

Schedule 1

Listed Persons

(As of April 17, 2015)

Executive Officers of Exterran Holdings, Inc.

Name:  Kelly Battle
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned:  750

Name: Kenneth R. Bickett
 Principal Occupation:  Vice President, Controller and Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 1,438
 Transactions made within 60 days:
 3/4/2015 – 829 Phantom Units vested; 228 common units withheld for tax purposes
 3/5/2015 - 126 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.73

Name: Jon C. Biro
 Principal Occupation:  Senior Vice President and Chief Financial Officer
 Citizenship: USA
 Amount Beneficially Owned:  0

Name: D. Bradley Childers
 Principal Occupation:  President and Chief Executive Officer and Director
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:
 3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: Steven W. Muck
 Principal Occupation: Senior Vice President, International Operations.
 Citizenship: USA
 Amount Beneficially Owned: 0

Name:  Susan G. Miller
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned:  0

Name:  Robert E. Rice
 Principal Occupation:  Senior Vice President
 Citizenship: USA
 Amount Beneficially Owned: 8,504
 Transactions made within 60 days:
  3/4/2015 – 4,408 Phantom Units vested; 1,207 common units withheld for tax purposes
  3/5/2015 - 662 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.10

Name: Daniel K. Schlanger
 Principal Occupation: Senior Vice President, Sales and Marketing
 Citizenship: USA
 Amount Beneficially Owned:  18,516
 Transactions made within 60 days:
 3/4/2015 – 3,122 Phantom Units vested; 855 common units withheld for tax purposes
 3/5/2015 - 469 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.1458

Name: Donald C. Wayne
 Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
 Citizenship: USA
 Amount Beneficially Owned:  6,808
 Transactions made within 60 days:
  3/4/2015 – 2,005 Phantom Units vested; 550 common units withheld for tax purposes
  3/5/2015 - 302 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.0603

Name:  Christopher T. Werner
 Principal Occupation:  Senior Vice President, Fabrication Services
 Citizenship: USA
 Amount Beneficially Owned:  0

Directors of Exterran Holdings, Inc.

Name: D. Bradley Childers
 Principal Occupation: President and Chief Executive Officer
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:
 3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: William M. Goodyear
 Principal Occupation:
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Gordon T. Hall
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: J.W.G. “Will” Honeybourne
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Mark A. McCollum
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 2,000

Name: Stephen M. Pazuk
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: John P. Ryan
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Christopher T. Seaver
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Mark R. Sotir
 Principal Occupation:
 Citizenship: USA
 Amount Beneficially Owned: 0

Executive Officers of Exterran General Holdings LLC

Name: Kelly Battle
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned:  750

Name: Michael Bent
 Principal Occupation:  Vice President, Finance and Treasury.
 Citizenship: USA
 Amount Beneficially Owned: 500

Name: Kenneth R. Bickett
 Principal Occupation:  Vice President and Controller
 Citizenship: USA
 Amount Beneficially Owned: 1,438
 Transactions made within 60 days:
  3/4/2015 – 829 Phantom Units vested; 228 common units withheld for tax purposes
  3/5/2015 - 126 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.73

Name:  Jon C. Biro
 Principal Occupation:  Senior Vice President and Chief Financial Officer
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: William Bowes
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 1,293
Transactions made within 60 days:
 3/4/2015 – 390 Phantom Units vested; 106 common units withheld for tax purposes

Name: D. Bradley Childers
 Principal Occupation:  President
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:
 3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: David K. Egbert
 Principal Occupation: Vice President, Real Estate
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Susan G. Miller
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Greek Rice
 Principal Occupation:  Vice President, Tax
 Citizenship: USA
 Amount Beneficially Owned: 3,741
 Transactions made within 60 days:
 3/4/2015 – 589 Phantom Units vested; 162 common units withheld for tax purposes

Name: Daniel K. Schlanger
 Principal Occupation:  Senior Vice President, Operations Services
 Citizenship: USA
 Amount Beneficially Owned:  18,516
 Transactions made within 60 days:
 3/4/2015 – 3,122 Phantom Units vested; 855 common units withheld for tax purposes
 3/5/2015 - 469 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.1458

Name: Donald C. Wayne
 Principal Occupation:  Senior Vice President, General Counsel and Secretary
 Citizenship: USA
 Amount Beneficially Owned:  6,808
 Transactions made within 60 days:
 3/4/2015 – 2,005 Phantom Units vested; 550 common units withheld for tax purposes
 3/5/2015 - 302 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.0603

Managers of Exterran General Holdings LLC

Name: D. Kenneth R. Bickett
 Principal Occupation:  Manager
 Citizenship: USA
 Amount Beneficially Owned: 1,438
 Transactions made within 60 days:
 3/4/2015 – 829 Phantom Units vested; 228 common units withheld for tax purposes
 3/5/2015 - 126 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.73

Name: Greek L. Rice
 Principal Occupation:  Manager
 Citizenship: USA
 Amount Beneficially Owned: 3,741
Transactions made within 60 days:
 3/4/2015 – 589 Phantom Units vested; 162 common units withheld for tax purposes

Name: Donald C. Wayne
 Principal Occupation:  Manager
 Citizenship: USA
 Amount Beneficially Owned:  6,808
 Transactions made within 60 days:
 3/4/2015 – 2,005 Phantom Units vested; 550 common units withheld for tax purposes
 3/5/2015 - 302 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.0603

Executive Officers of Exterran Energy Solutions, L.P.

Name: Steven E. Abernathy
 Principal Occupation: Vice President, QHSE and Operations Services, North America
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Valerie Banner
 Principal Occupation: Associate General Counsel and Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 3,200

Name: Kelly Battle
 Principal Occupation: Associate General Counsel and Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 750

Name: Michael Bent
 Principal Occupation:  Vice President, Finance and Treasury
 Citizenship: USA
 Amount Beneficially Owned: 500

Name: Kenneth R. Bickett
 Principal Occupation: Vice President and Controller.
 Citizenship: USA
 Amount Beneficially Owned: 1,438
 Transactions made within 60 days:
 3/4/2015 – 829 Phantom Units vested; 228 common units withheld for tax purposes
 3/5/2015 - 126 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.73

Name: Jon C. Biro
 Principal Occupation:  Senior Vice President and Chief Financial Officer
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: William Bowes
 Principal Occupation: Associate General Counsel and Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 1,293
Transactions made within 60 days:
 3/4/2015 – 390 Phantom Units vested; 106 common units withheld for tax purposes

Name: Paul A. Burkhart
 Principal Occupation:  Vice President, Finance and Corporate Development
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: D. Bradley Childers x
 Principal Occupation:  President and Chief Executive Officer
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:
 3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: David K. Egbert
 Principal Occupation:  Director, Global Real Estate
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Michael B. Flathers
 Principal Occupation: Vice President, Engineering Services
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Roderick Hardie
 Principal Occupation: Associate General Counsel and Chief Compliance Officer
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Brent Harkrider
 Principal Occupation:  Assistant Treasurer
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Stephanie G. Hertzog
 Principal Occupation: Vice President, Production Equipment
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Jason G. Ingersoll
 Principal Occupation:  Vice President, Sales, North America
 Citizenship: USA
 Amount Beneficially Owned: 1,000

Name:  Alexander Kajo
 Principal Occupation:  Vice President, Sales, Eastern Hemisphere
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Vincent Lo Cicero, Jr.
 Principal Occupation:  Vice President, Eastern Hemisphere Operations
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Larry Lucas
 Principal Occupation: Vice President, Capital Allocations and Risks
 Citizenship: USA
 Amount Beneficially Owned: 2,000

Name: Gerald Meinecke
 Principal Occupation: Regional Vice President, North America
 Citizenship: USA
 Amount Beneficially Owned: 14,000

Name: Chris M. Michel
 Principal Occupation: Senior Vice President, Global Human Resources
 Citizenship: USA
 Amount Beneficially Owned: 2,274
 Transactions made within 60 days:
 3/4/2015 – 1,670 Phantom Units vested; 467 common units withheld for tax purposes

Name: David S. Miller
 Principal Occupation:  Vice President
 Citizenship: USA
 Amount Beneficially Owned:  14,384
 Transactions made within 60 days:
 3/4/2015 – 3,328 Phantom Units vested; 912 common units withheld for tax purposes
 3/5/2015 - 500 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.058
 4/2/2015 – 1,507 Phantom Units vested; 633 common units withheld for tax purposes
 4/6/2015 - 227 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25,5272

Name: Susan G. Miller
 Principal Occupation:  Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Susan Moore
 Principal Occupation:  Vice President, Corporate Communications
 Citizenship: USA
 Amount Beneficially Owned:  0

Name: Steven W. Muck
 Principal Occupation:  Senior Vice President, International Operations
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: David Oatman
 Principal Occupation: Vice President, Investor Relations
 Citizenship: USA
 Amount Beneficially Owned:  2,879
 Transactions made within 60 days:
 3/4/2015 – 421 Phantom Units vested; 140 common units withheld for tax purposes

Name: Tom Ostrye
 Principal Occupation: Vice President, Processing & Treating
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Ray Purtzer
 Principal Occupation: Vice President, North America Fleet Operations
 Citizenship: USA
 Amount Beneficially Owned: 4,500

Name: Ronaldo Reimer
 Principal Occupation:  Vice President, Latin America Operations
 Citizenship: Brazil and Germany
 Amount Beneficially Owned: 4,060
 Transactions made within 60 days:
 3/4/2015 – 1,951 Phantom Units vested

Name: Tim Rennie
 Principal Occupation:  Vice President, Integrated Projects
 Citizenship: USA
 Amount Beneficially Owned: 0

Name:  Donald C. Reny
 Principal Occupation:  Vice President and Chief Information Officer
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Greek L. Rice
 Principal Occupation: Vice President, Tax
 Citizenship: USA
 Amount Beneficially Owned: 3,741
 Transactions made within 60 days:
 3/4/2015 – 589 Phantom Units vested; 162 common units withheld for tax purposes

Name: Robert E. Rice
 Principal Occupation:  President, North America
 Citizenship: USA
 Amount Beneficially Owned: 8,504
 Transactions made within 60 days:
  3/4/2015 – 4,408 Phantom Units vested; 1,207 common units withheld for tax purposes
  3/5/2015 - 662 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.10

Name: John B. Ross
 Principal Occupation: Vice President, Supply Chain
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: William E. Sayre
 Principal Occupation:  Vice President, Compression Fabrication
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Daniel K. Schlanger
 Principal Occupation: Senior Vice President, Sales and Marketing.
 Citizenship: USA
 Amount Beneficially Owned:  18,516
 Transactions made within 60 days:
 3/4/2015 – 3,122 Phantom Units vested; 855 common units withheld for tax purposes
 3/5/2015 - 469 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.1458

Name: David Skipper
 Principal Occupation:  Assistant Treasurer
 Citizenship: USA
 Amount Beneficially Owned:  0

Name: Matthew R. Sucy
 Principal Occupation:  Regional Vice President, North America
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Fred Tyler
 Principal Occupation: Vice President, Sales and Marketing, Product Lines
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Francois Touchette
 Principal Occupation:  Associate General Counsel and Assistant Secretary
 Citizenship:
 Amount Beneficially Owned:

Name: Mike Wasson
 Principal Occupation: Director, Fleet Services
 Citizenship: USA
 Amount Beneficially Owned: 500

Name: Donald C. Wayne
 Principal Occupation: Senior Vice President, General Counsel and Secretary
 Citizenship: USA
 Amount Beneficially Owned:  6,808
 Transactions made within 60 days:
  3/4/2015 – 2,005 Phantom Units vested; 550 common units withheld for tax purposes
  3/5/2015 - 302 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.0603

Name: Chris Werner
 Principal Occupation:  Senior Vice President, Fabrication Services
 Citizenship: USA
 Amount Beneficially Owned: 0

Executive Officers of EXH MLP LP LLC

None.

Managers of EXH MLP LP LLC

Name: Pamela A. Jasinski
 Principal Occupation: Manager
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Mary E. Stawikey
 Principal Occupation: Manager
 Citizenship: USA
 Amount Beneficially Owned: 0

Executive Officers of EXH GP LP LLC

None.

Managers of EXH GP LP LLC

Name: Pamela A. Jasinski
 Principal Occupation: Manager
 Citizenship: USA
 Amount Beneficially Owned: 0

Name: Mary E. Stawikey
 Principal Occupation: Manager
 Citizenship: USA
 Amount Beneficially Owned: 0

Executive Officers of Exterran GP LLC

Name: Kenneth R. Bickett
 Principal Occupation: Vice President, Controller and Assistant Secretary
 Citizenship: USA
 Amount Beneficially Owned: 1,438
 Transactions made within 60 days:
 3/4/2015 – 829 Phantom Units vested; 228 common units withheld for tax purposes
 3/5/2015 - 126 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.73

Name: D. Bradley Childers
 Principal Occupation:  President and Chief Executive Officer
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:  3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: David S. Miller
 Principal Occupation:  Senior Vice President and Chief Financial Officer
 Citizenship: USA
 Amount Beneficially Owned:  14,384
 Transactions made within 60 days:
 3/4/2015 – 3,328 Phantom Units vested; 912 common units withheld for tax purposes
 3/5/2015 - 500 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.058
 4/2/2015 – 1,507 Phantom Units vested; 633 common units withheld for tax purposes
 4/6/2015 - 227 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25,5272

Name: Susan G. Miller
 Principal Occupation:  Secretary
 Citizenship: USA
 Amount Beneficially Owned:  0

Name: Robert E. Rice
 Principal Occupation:  Senior Vice President
 Citizenship: USA
 Amount Beneficially Owned: 8,504
 Transactions made within 60 days:
 3/4/2015 – 4,408 Phantom Units vested; 1,207 common units withheld for tax purposes
 3/5/2015 - 662 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $24.10

Name: Daniel K. Schlanger
 Principal Occupation:  Senior Vice President
 Citizenship: USA
 Amount Beneficially Owned:  18,516
 Transactions made within 60 days:
 3/4/2015 – 3,122 Phantom Units vested; 855 common units withheld for tax purposes
  3/5/2015 - 469 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.1458

Name: Donald C. Wayne
 Principal Occupation: Senior Vice President, General Counsel and Secretary
 Citizenship: USA
 Amount Beneficially Owned:  6,808
 Transactions made within 60 days:
 3/4/2015 – 2,005 Phantom Units vested; 550 common units withheld for tax purposes
  3/5/2015 - 302 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.0603

Directors of Exterran GP LLC

Name: D. Bradley Childers
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned:  31,982
 Transactions made within 60 days:
3/4/2015 – 19,188 Phantom Units vested; 5,730 common units withheld for tax purposes

Name: James G. Crump
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned:  19,943
 Transactions made within 60 days:
3/4/2015 – 3,016 Phantom Units granted and vested

Name: George S. Finley
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned:  22,550
 Transactions made within 60 days:
3/4/2015 – 3,016 Phantom Units granted and vested

Name: David S. Miller
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned:  14,384
 Transactions made within 60 days:
 3/4/2015 – 3,328 Phantom Units vested; 912 common units withheld for tax purposes
 3/5/2015 - 500 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.058
 4/2/2015 – 1,507 Phantom Units vested; 633 common units withheld for tax purposes
 4/6/2015 - 227 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25,5272

Name: Daniel K. Schlanger
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned:  18,516
 Transactions made within 60 days:
  3/4/2015 – 3,122 Phantom Units vested; 855 common units withheld for tax purposes
  3/5/2015 - 469 common units sold in the open market through 10b5-1 trading plan at an average weighted price of $25.1458

Name: Edmund P. Segner
 Principal Occupation:  Director
 Citizenship: USA
 Amount Beneficially Owned: 14,540
 Transactions made within 60 days:
3/4/2015 – 3,016 Phantom Units granted and vested

Executive Officers of Exterran General Partner, L.P.

None.

•	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the common units.

EXHIBIT INDEX

99.1	Contribution, Conveyance and Assumption Agreement, dated March 7, 2013, by and among Exterran Holdings, Inc., Exterran General Holdings LLC, Exterran Energy Solutions, L.P., EES Leasing LLC, EXH GP LP LLC, Exterran GP LLC, EXH MLP LP LLC, Exterran General Partner, L.P., EXLP Operating LLC, EXLP Leasing LLC and Exterran Partners, L.P. (incorporated by reference to to the Issuer’s Current Report on Form 8-K filed with the Commission on March 8, 2013).

99.2	Contribution, Conveyance and Assumption Agreement, dated April 17, 2015, by and among Exterran Holdings, Inc., Exterran Energy Solutions, L.P., EES Leasing LLC, EXH GP LP LLC, Exterran GP LLC, EXH MLP LP LLC, Exterran General Partner, L.P., EXLP Operating LLC, EXLP Leasing LLC and Exterran Partners, L.P (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2015).

99.3	Underwriting Agreement, dated as of September 8, 2010, by and among Exterran Partners, L.P., Exterran Holdings, Inc., Exterran GP LLC, Exterran General Partner, L.P., EXH MLP LP LLC and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2010).

99.4	Underwriting Agreement, dated as of March 1, 2011, by and among Exterran Partners, L.P., Exterran Holdings, Inc., Exterran GP LLC, Exterran General Partner, L.P., EXH MLP LP LLC and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 4, 2011).

99.5	First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.6	Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.7	Joint Filing Statement (incorporated by reference to Exhibit 99.3 to Schedule 13D (Amendment No. 2) filed on September 16, 2010).